Exhibit 21.1

Subsidiaries of Penn Virginia Resource Partners, L.P.

Name	Jurisdiction of Organization

Penn Virginia Operating Co., LLC	Delaware
Loadout LLC	Delaware
K Rail LLC	Delaware
Suncrest Resources LLC	Delaware
Fieldcrest Resources LLC	Delaware
PVR Midstream LLC	Delaware
PVR Gas Resources, LLC	Delaware
Connect Energy Services, LLC	Delaware